UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Information to be included in statements filed pursuant to Rule 13d-1(a) and Amendments thereto filed pursuant to Rule 13d-2(a).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

(Name of Issuer)

Ordinary shares, of nominal value  € 2.39 per share

(Title of Class of Securities)

423325950

(CUSIP Number)

The Director, Directorate 25th

General Accounting Office

Ministry of Economy and Finance

37, Panepistimiou Avenue

101 65 Athens, Greece

Tel: +30 210 3338975

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

(Amendment No. 2)

CUSIP No. 423325950

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Hellenic Republic (including shares held by the Public Company of Transferable Securities S.A.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable. The transaction reported is a disposition.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Hellenic Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 137,401,959

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 137,401,959

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,401,959

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.0%

14.	Type of Reporting Person (See Instructions) OO (Government)

Schedule 13D/A

(Amendment No. 2)

Item 1.	Security and Issuer

Ordinary shares nominal value €2.39 per share (the “Shares”) of the Hellenic Telecommunications Organization S.A. (the “Issuer”). The address of the Issuer is 99 Kifissias Avenue, 15181 Athens, Greece. The Issuer’s Chairman and Managing Director is Mr. Panagis Vourloumis.

Item 2.	Identity and Background
	(a)	Name: The Hellenic Republic (Ministry of Economy and Finance)
	(b)	Address: 37, Panepistimiou Avenue 10165 Athens, Greece
	(c)	The Government of the Hellenic Republic.
	(d-e)	Not applicable.
	(f)	Citizenship: Greek

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable. The transaction reported is a disposition of the Shares.

Item 4.	Purpose of Transaction
The reporting person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the Instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer
	(a)	The Hellenic Republic has aggregate beneficial ownership of Shares of the Issuer of 137,401,959 Shares, representing 28.0% of the outstanding Shares of the Issuer (as at June 28, 2007).
	(b)	The Hellenic Republic has sole power to vote and to dispose of 137,401,959 ordinary shares of the Issuer.
(c)

Disposition of 52,446,092 ordinary shares of the Issuer, price per Share €21.40, pursuant to a purchase agreement dated June 28, 2007. The sale to institutional investors outside the United States under Regulation S of the Securities Act of 1933, as amended, and to qualified institutional buyers in the United States under Rule 144A of the Securities Act of 1933, as amended, was effected through an accelerated book-building process, which was conducted on June 29, 2007 and closed on July 4, 2007.

	(d-e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 2007
(Date)

/s/ PETROS DOUKAS
(Signature)

Mr. Petros Doukas
(Name)

Deputy Minister of Economy and Finance
(Title)